As filed with the Securities and Exchange Commission on October 8, 2009    Registration No.  333-101446

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For American Depositary Shares Evidenced by American Depositary Receipts

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TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of issuer of deposited securities as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL

(Jurisdiction of incorporation or organization of Issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, N.Y. 10286

Telephone (212) 495-1727

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

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 The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[  ] on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box. [  ]

EMM-991073_5

EXPLANATORY NOTE

The registrant hereby deregisters all American Depositary Shares registered on this Registration Statement that have not been issued.

EMM-991073_5

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item 1.  Description of the Securities to be Registered

CROSS REFERENCE SHEET

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus
1. Name and address of Depositary	Introductory Paragraph
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Article numbers 15 and 16
(iii) The collection and distribution of dividends	Article numbers 12, 14 and 15
(iv) The transmission of notices, reports and proxy soliciting material	Article numbers 11, 15 and 16
(v) The sale or exercise of rights	Article 13 and 14
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Article numbers 12, 14 and 17
(vii) Amendment, extension or termination of the deposit agreement	Article numbers 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Article numbers 2, 3, 4, 6 and 8
(x) Limitation upon the liability of the Depositary	Article numbers 13, 18 and 21
3. Fees and Charges	Article numbers 7 and 8
Item 2. Available Information
Telemig Celular Participações S.A. is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Commission.	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  Exhibits

(a)

Form of Amended and Restated Deposit Agreement, dated as of December 2, 2002, among Telemig Celular Participações S.A., The Bank of New York Mellon, as Depositary (the "Depositary"), and all owners and beneficial owners from time to time of American Depositary Receipts ("ADRs") issued thereunder (the "Deposit Agreement"). – Filed previously.

(b)

Form of letter from the Depositary to Telemig Celular Participações S.A.relating to pre-release activities. – Incorporated by reference to Registration Statement on Form F-6, File No. 333-9560.

(c)

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above).

(d)

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities to be registered. – Filed previously.

(e)

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item 4.  Undertakings

(a)  The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

(b)  The Depositary hereby undertakes to notify each registered holder of an ADR at least 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, The Bank of New York Mellon, on behalf of the legal entity created by the Amended and Restated Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 8, 2009.

Legal entity created by the agreement for the issuance of depositary shares representing preferred shares of Telemig Celular Participações S.A.

By:

The Bank of New York Mellon,

As Depositary

By:

/s/ Vincent J. Cahill, Jr.
Name:  Vincent J. Cahill, Jr.

Title:    Managing Director

SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, Telemig Celular Participacoes S.A. has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Belo Horizonte, State of Minas Gerais, Federative Republic of Brazil, on October 8, 2009.

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By: /s/ Roberto Oliveira de Lima

      Roberto Oliveira de Lima

      Chief Executive Officer

By: /s/ Cristiane Barretto Sales

       Cristiane Barretto Sales

      Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 8, 2009.

/s/ Roberto Oliveira de Lima

Chief Executive Officer

Roberto Oliveira de Lima

/s/ Cristiane Barretto Sales

Chief Financial Officer

Cristiane Barretto Sales

/s/ Giuliano de Melo

 Principal Accounting Officer

Giuliano de Melo

/s/ Luis Miguel Gilpérez López

Chairman of the Board of Directors

Luis Miguel Gilpérez López

/s/ Shakhaf Wine

Vice Chairman of the Board of Directors

Shakhaf Wine

/s/ Luis Miguel da Fonseca Pacheco de Melo

Director

Luis Miguel da Fonseca Pacheco de Melo

___________________________________

Director

Rui Manuel de Medeiros D’Espiney Patrício

/s/ Félix Pablo Ivorra Cano

Director

Félix Pablo Ivorra Cano

___________________________________

Director

Ignácio Aller Mallo

___________________________________

Director

Carlos Manuel Mendes Fidalgo Moreira Cruz

/s/ José Guimaraes Monforte

Director

José Guimaraes Monforte

/s/ António Gonçalves de Oliveira

Director

António Gonçalves de Oliveira

___________________________________

Director

Marcelo Santos Barbosa

/s/ Donald J. Puglisi

Authorized Representative in the United States

Donald J. Puglisi

Puglisi & Associates

INDEX TO EXHIBITS

Exhibit Number	Exhibit

5	Certification under Rule 466.